787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

March 1, 2017

VIA EDGAR

Ms. Kathy Churko

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AQR Funds

File No. 811-22235

Dear Ms. Churko:

On behalf of AQR Funds (the “Trust”), including each series of the Trust (each, a “Fund,” and together, the “Funds”), we herewith transmit the Trust’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 31, 2017 regarding the Trust’s Shareholder Reports on Form N-CSR filed with the Commission on March 2, 2016 and December 2, 2016. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Shareholder Reports.

AQR Global Equity Fund and AQR International Equity Fund

Comment 1	Please explain why two line graphs covering different periods are included for the line graph presenting the value of a $10,000 investment in Class I Shares of each Fund.

Response	Two privately offered funds managed by AQR Capital Management, LLC (the “Adviser”) were reorganized into the AQR Global Equity Fund and the AQR International Equity Fund in 2009. The Class I Shares of the AQR Global Equity Fund and the AQR International Equity Fund commenced operations on December 31, 2009 and September 29, 2009, respectively. The predecessor funds to the AQR Global Equity Fund and the AQR International Equity Fund

NEW YORK      WASHINGTON      HOUSTON      PARIS      LONDON       FRANKFURT      BRUSSELS      MILAN      ROME

in alliance with Dickson Minto W.S., London and Edinburgh

commenced operations on June 30, 2006 and July 31, 2004, respectively. The first line graph for each Fund presents the value of a $10,000 investment in the Fund assuming an investment on the date that the Fund’s Class I Shares commenced operations. The second line graph for each Fund presents the value of a $10,000 investment in the Fund assuming an investment on the date that the Fund’s predecessor private fund commenced operations.

Item 27(b)(7)(ii) of Form N-1A requires the Management’s Discussion of Fund Performance (the “MDFP”) to include a line graph comparing the initial and subsequent account values at the end of each of the most recently completed ten fiscal years (or for the life of the fund, if shorter), but only for periods subsequent to the effective date of the fund’s registration statement. The first line graph satisfies this requirement. The Funds believe that it is permissible to include the second line graph in the MDFP after the first line graph. Item 27(b)(ii) and the instructions thereto do not indicate that the presentation of a second line graph showing the value of a $10,000 investment for other periods is prohibited. Furthermore, the presentation of each Fund’s performance since the inception of its respective predecessor private fund is consistent with the presentation of the Fund’s performance in the Fund’s Class I and Class N Shares prospectus, which includes the performance of the predecessor fund restated to reflect the Fund’s fees expenses and fee waivers/expense limitations of the Fund’s Class I Shares and Class N Shares upon their initial offering.

AQR Emerging Defensive Style Fund, AQR TM International Momentum Style Fund and AQR Emerging Multi-Style Fund

Comment 2	Please explain why the significant variation in each Fund’s portfolio turnover rates for 2016 and 2015 was not explained in a footnote to the Fund’s Financial Highlights.

Response	Item 27(b) and Item 13(a) of Form N-1A do not require a fund to include a note to the Financial Highlights explaining a significant variation in portfolio turnover rate between the two most recently completed fiscal years. Rather, Item 16(e) of Form N-1A requires a fund to disclose any such significant variation in portfolio turnover rates in the fund’s Statement of Additional Information.

AQR Diversified Arbitrage Fund

Comment 3	Please explain why the Fund’s investment in Cleveland Unlimited, which ceased operations in 2014, is valued at approximately $1.5 million.

Response

The fair valuation of the position as disclosed in the Shareholder Report is based upon an appraisal of the expected recovery amounts and is in accordance with the Fund’s valuation policies and procedures. Despite ceasing operations in

2014, the Cleveland Unlimited position has a residual value to the Fund through the Fund’s interest in a legal claim that may result in a recovery amount. The Fund used an independent third party valuation specialist to evaluate the valuation methodology approach, techniques and inputs used in this fair valuation.

AQR Global Macro Fund, AQR Managed Futures Strategy Fund, AQR Managed Futures Strategy HV Fund, AQR Multi-Strategy Alternative Fund, AQR Risk-Balanced Commodities Strategy Fund, AQR Risk Parity Fund, AQR Risk Parity II HV Fund, AQR Risk Parity II MV Fund, AQR Style Premia Alternative Fund and AQR Style Premia Alternative LV Fund

Comment 4	Please confirm that the expenses shown in the fee tables in each Fund’s prospectuses include the consolidated expenses of the Fund’s controlled foreign corporation (“CFC”).

Response	Each Fund confirms that the expenses shown in its fee tables include the consolidated expenses of the Fund’s CFC.

All Funds

Comment 5	For the Funds with respect to which the Adviser is entitled to recapture the fees waived and/or expenses reimbursed, please confirm that such recapture will occur during the thirty-six months following the date of the waiver and/or reimbursement, not the thirty-six months following the fiscal period in which such waiver and/or reimbursement occurred. See Paragraph 8 of Financial Accounting Standards Board (“FASB”) Statement of Accounting Standards No. 5 – Accounting for Contingencies (“FAS 5”) and Paragraph 11 of FASB Statement of Accounting Concepts No. 6 – Elements of Financial Statements (“CON 6”). See also AICPA Audit & Accounting Guide for Investment Companies (“AAG”) 8.07 (2014).

Response	The Funds have reviewed relevant guidance on the topic raised in the Staff’s comment, including FAS 5, CON 6 and AAG. Fund management believes that FASB Codification ASC 946-20-05-8 is the most relevant guidance on the topic and that the recapture provision of the Fee Waiver and Expense Reimbursement Agreement is consistent with ASC 946-20-05-8, which provides, in relevant part:

Some expense limitation agreements may provide that reimbursements by the fund adviser of expenses incurred by the fund in excess of the maximum permitted by the prospectus or offering document will be carried over to a future period and reimbursed to the fund adviser when, and to the extent that, the total expense ratio falls below the permitted maximum. Such agreements may provide that reimbursement of excess expenses to the fund adviser is not required after a specified date or upon conclusion of a specified period from the time the fund initially incurred, or the adviser initially reimbursed, the expenses, such as three years.

ASC 946-20-05-8 does not specify how a recoupment period should be calculated. Calculating a recoupment amount and period based on a fund’s fiscal year is consistent with the fund’s presentation of its Statement of Operations in its audited financial statements, which is measured over the fiscal period and not on individual dates within the fiscal period. Similarly, each series of the Trust has used its fiscal year as the measurement period for both recoupable amounts and the determination of the expiration of the applicable period during which fees were waived or reimbursed to the applicable series of the Trust.

Fund management has reviewed FAS 5, CON 6 and AAG and continues to believe that, in light of ASC 946-20-05-8, this guidance is not relevant to the calculation of the time period during which the Adviser is entitled to recapture fees waived and/or expenses reimbursed. Fund management is not aware of any current written guidance that contradicts the Funds’ current interpretation of ASC 946-20-05-8 as set forth in this response, including FAS 5, CON 6 and AAG, or any more explicit guidance on these matters.

Finally, Fund management notes that the Funds are compliant with FASB Codification ASC 450-20-50-5, which states that the existence of reimbursement agreements and the carryover of excess expenses potentially reimbursable to the Adviser but not recorded as a liability should be disclosed in the notes to the financial statements.

Comment 6	Please remove the Ratio to Average Net Assets of Expenses Net of Reimbursements and/or Waivers (Excluding Dividend Short Expense & Interest Expense) from each Fund’s Financial Highlights. See Instruction 4(b) to Item 13(a) of Form N-1A.

Response	Instruction 4(b) to Item 13(a) of Form N-1A does not prohibit the inclusion of additional information in a Fund’s Financial Highlights beyond what is specifically required. In addition, Section 3(b) of General Instruction C of Form N-1A states in part that “[a] Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required. For example, a Fund may include charts, graphs, or tables so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”

The inclusion of a Ratio to Average Net Assets of Expenses Net of Reimbursements and/or Waivers (Excluding Dividend Short Expense & Interest Expense) in the Funds’ Financial Highlights does not obscure or impede understanding of the information that is required to be included in the financial highlights. Rather, including this ratio provides shareholders and potential investors with a more meaningful, relevant and transparent understanding of the components of a Fund’s net expense ratio and the effect of a Fund’s use of short sales on its net expense ratio, and facilitates comparisons among Funds. The inclusion of the Ratio to Average Net Assets of Expenses Net of Reimbursements and/or Waivers (Excluding Dividend Short Expense & Interest Expense) as a column of the Funds’ Financial Highlights is the Trust’s preferred method of presenting this information in a clear and concise manner.

Because the disclosure referenced in the Staff’s comment is not prohibited by Instruction 4(b) to Item 13(a) of Form N-1A and is permitted by Section 3(b) of General Instruction C of Form N-1A, the Funds respectfully decline to make the requested change at this time.

*    *    *    *    *    *     *    *    *    *

Please do not hesitate to contact me at (212) 728-8865 if you have comments or if you require additional information regarding the Shareholder Reports.

Respectfully submitted,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	Brendan R. Kalb, Esq.
Nicole DonVito, Esq.
John Hadermayer, Esq.
Rose F. DiMartino, Esq.